
07054438

2006
annual
REPORT



First Georgia Community Corp.


MAY 07 2007

CONTENTS

FIRST GEORGIA COMMUNITY CORP.
150 Covington Street
Jackson, Georgia 30233
770-504-1090

To Our Shareholders:

Fiscal year 2006 reflected continued improvement in the performance and growth of our company. Net earnings increased from $2,580,676 in 2005 to $2,921,251 in 2006. This 13.2% increase in earnings was due to growth in earning assets, principally loans. Earnings per share increased from $2.71 in 2005 to $3.06 in 2006. The return on average assets and average equity was 1.11% and 16.71% respectively.

The current year of 2007 promises opportunities to improve performance and growth of the company. Growth will be tempered by the local housing market regaining momentum and the state of general economic conditions in our market. Other challenges will be increased funding costs and core deposit growth in a tight, competitive market.

Looking ahead we are examining expanding our branch systems to provide for future growth as the local economy improves. Holding and recruiting experienced managers and lending personnel will be the key to this expansion initiative.

The support of our shareholders and customers is deeply appreciated and vital for continued growth, profitability and the ability to compete in our dynamic, highly competitive market. Your suggestions are most welcome!

Sincerely,



Emory B. Lewis
President and
Chief Executive Officer

BOARD OF DIRECTORS

Charles W. Carter, President of Carter Builders Supply
Alfred D. Fears, Attorney
William B. Jones, President of Jones Petroleum Company
Emory B. Lewis, President and C.E.O. of both First Georgia Community Corp. and
First Georgia Community Bank
Harry Lewis, Secretary-Treasurer of First Georgia Community Corp.; President of
Harry Lewis Chrysler-Plymouth-Dodge, Inc.
Joey McClelland, Owner and President of The McClelland Company, LLC
Dr. Alexander Pollack, Retired General Surgeon
James H. Warren, President of Sure Power, Inc.
George L. Weaver, President of Central Georgia EMC

MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

As of December 31, 2006, there were approximately 944 shareholders of record of the Company's common stock. There is no established trading market for the Company's common stock, although management is aware of sporadic trades at prices ranging from $25.00 to $28.00 per share during the past 12 months. The Company had 946,908 shares of its common stock outstanding as of December 31, 2006.

The Company has not paid and does not anticipate paying dividends on its common stock in the immediate future. At present, the only source of funds from which the Company could pay dividends would be dividends paid to the Company by the Bank. Certain regulatory requirements restrict the amount of dividends that can be paid to the Company by the Bank without obtaining the prior approval of the Georgia Department of Banking and Finance. No assurance can be given that dividends will be declared by the Company, or if declared, what the amount of the dividends will be or whether such dividends, once declared, would continue.

MAULDIN & JENKINS
CERTIFIED PUBLIC ACCOUNTANTS, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Georgia Community Corp. and Subsidiary
Jackson, Georgia

We have audited the accompanying consolidated balance sheets of **First Georgia Community Corp. and subsidiary** as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Georgia Community Corp. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Mauldin & Jenkins, LLC

Atlanta, Georgia
March 28, 2007

200 GALLERIA PARKWAY S.E., SUITE 1700 • ATLANTA, GA 30339-5946 • 770-955-8600 • 800-277-0080 • FAX 770-980-4489 • www.mjcpa.com

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

Assets	2006	2005
Cash and due from bank	$ 4,097,331	$ 7,202,634
Interest-bearing deposits in banks	1,266,380	1,445,571
Federal funds sold	29,411,000	19,254,000
Securities available for sale	22,240,216	20,085,606
Restricted equity securities, at cost	1,740,950	1,640,650
Loans	230,379,991	194,179,658
Less allowance for loan losses	2,977,141	2,304,785
Loans, net	227,402,850	191,874,873
Premises and equipment	3,517,904	3,758,820
Other assets	7,251,425	5,989,331
Total assets	$ 296,928,056	$ 251,251,485
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 16,030,729	$ 17,644,213
Interest-bearing	228,942,604	184,845,178
Total Deposits	244,973,333	202.498,391
Other borrowings	28,468,462	28,468,467
Other liabilities	4,767,391	4,473,242
Total liabilities	278,209,186	235,431,100
Commitments and contingencies		
Stockholders' equity		
Common stock, par value $5; 10,000,000 shares authorized; 946,908 and 954,242 issued and outstanding, respectively	4,734,540	4,771,210
Surplus	5,281,523	5,310,717
Retained earnings	8,861,460	5,940,209
Accumulated other comprehensive loss	(158,653)	(201,751)
Total stockholders' equity	18,718,870	15,820,385
Total liabilities and stockholders' equity	$ 296,928,056	$ 251,251,485

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Interest Income:		
Loans, including fees	$ 19,154,078	$ 14,905,464
Taxable securities	835,027	717,051
Nontaxable securities	161,890	174,203
Deposits in banks	46,569	33,445
Federal funds sold	1,017,061	508,848
Total interest income	21,214,625	16,339,011
Interest expense:		
Deposits	8,624,658	5,292,624
Other borrowings	1,643,477	1,307,515
Total interest expense	10,268,135	6,600,139
Net interest income	10,946,490	9,738,872
Provision (credit) for loan losses	621,100	(1,304)
Net interest income after provision (credit) for loan losses	10,325,390	9,740,176
Other income:		
Service charges on deposit accounts	890,892	749,046
Gain on sale of securities available for sale	-	4,325
Other operating income	163,949	140,130
Total other income	1,054,841	893,501
Other expenses:		
Salaries and employee benefits	3,510,612	3,440,017
Equipment and occupancy expenses	767,318	769,825
Other operating expenses	2,582,336	2,496,134
Total other expenses	6,860,266	6,705,976
Income before income taxes	4,519,965	3,927,701
Income tax expense	1,598,714	1,347,025
Net income	$ 2,921,251	$ 2,580,676
Basic earnings per share	$ 3.07	$ 2.76
Diluted earnings per share	$ 3.06	$ 2.71

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Net income	$ 2,921,251	$ 2,580,676
Other comprehensive income (loss):		
Unrealized holding gains (losses on securities available for sale arising during period, net of tax (benefits) of $(26,135) and $140,341, respectively	43,098	(231,109)
Reclassification adjustment for gains released in net income, net of tax $0 and $1,644, respectively	-	(2,681)
Other comprehensive income (loss)	43,098	(233,790)
Comprehensive income	$ 2,964,349	$2,346,886

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock				Accumulated Other	Total
	Shares	Par Value	Surplus	Retained Earnings	Comprehensive Income (Loss)	Stockholders' Equity
Balance, December 31, 2004	931,041	$4,655,205	$5,131,291	$3,359,533	$ 32,039	$ 13,178,068
Net income	-	-	-	2,580,676	-	2,580,676
Exercise of stock options	23,201	116,005	179,426	-	-	295,431
Other comprehensive loss	-	-	-	-	(233,790)	(233,790)
Balance, December 31, 2005	954,242	4,771,210	5,310,717	5,940,209	(201,751)	15,820,385
Net income	-	-	-	2,921,251	-	2,921,251
Exercise of stock options	665	3,325	6,098	-	-	9,423
Retirement of stock	(7,999)	(39,995)	(60,792)	-	-	(100,787)
Stock based compensation	-	-	25,500	-	-	25,500
Other comprehensive income	-	-	-	-	43,098	43,098
Balance, December 31, 2006	946,908	$4,734,540	$5,281,523	$8,861,460	$ (158,653)	$ 18,718,870

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES		
Net income	$ 2,921,251	$ 2,580,676
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	366,291	339,782
Loss on sale of other real estate owned	1,193	35,322
Gain on sale of securities available for sale	-	(4,325)
Provision for losses on other real estate owned	-	18,258
Provision for other losses	-	40,511
Provision (credit) for loan losses	621,100	(1,304)
Recognition of stock based compensation	25,500	-
Deferred income taxes	(352,121)	(76,537)
Deferred compensation	189,154	98,726
Increase in interest receivable	(521,464)	(567,865)
Increase in interest payable	833,082	748,947
Net other operating activities	(924,890)	317,140
Net cash provided by operating activities	3,159,099	3,529,331
INVESTING ACTIVITIES		
Net (increase) decrease in interest bearing deposits in banks	179,191	(581,836)
Net increase in federal funds sold	(10,157,000)	(2,102,000)
Purchases of securities available for sale	(2,983,869)	(3,985,351)
Proceeds from maturities of securities available for sale	895,555	2,071,636
Proceeds from sales of securities available for sale	-	1,391,344
Purchases of restricted equity securities	(100,300)	(227,400)
Net increase in loans	(36,757,414)	(42,410,529)
Purchases of premises and equipment	(122,441)	(843,427)
Proceeds from sale of other real estate owned	389,303	157,500
Net cash used in investing activities	(48,656,975)	(46,530,063)
FINANCING ACTIVITIES		
Net increase in deposits	42,483,942	44,120,012
Net increase (decrease) in other borrowings	(5)	1,506,873
Retirement of stock	(100,787)	-
Proceeds from exercise of stock options	9,423	295,431
Net cash provided by financing activities	42,392,473	45,922,315
Net increase (decrease) in cash and due from banks	(3,105,303)	2,921,584
Cash and due from banks at beginning of year	7,202,634	4,281,050
Cash and due from banks at end of year	$ 4,097,331	7,202,634
SUPPLEMENTAL DISCLOSURES		
Cash paid for:		
Interest	$ 9,435,053	$ 5,851,192
Income taxes	$ 2,051,112	$ 1,414,400
NONCASH TRANSACTIONS		
Principal balances of loans transferred to other real estate	$ 608,337	$ 1,230,082
Financial sales of other real estate owned	$ 273,799	$ 1,234,638

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

First Georgia Community Corp. (the "Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, First Georgia Community Bank (the "Bank"). The Bank is a commercial bank located in Jackson, Butts County, Georgia with a branch and loan production office located in Locust Grove, Henry County, Georgia and a branch and loan production office located in Covington, Newton County, Georgia. The Bank provides a full range of banking services in its primary market area of Butts, Henry, and Newton Counties as well as the surrounding counties.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate, deferred taxes, and contingent assets and liabilities. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant collateral.

Cash, Due From Banks and Cash Flows

For purposes of reporting cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash flows from loans, interest-bearing deposits in banks, federal funds sold, deposits, and other borrowings are reported net.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $651,000 and $678,000 at December 31, 2006 and 2005, respectively.

Securities

Debt securities are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive loss, net of the related deferred tax effect. Equity securities, including restricted stock, without a readily determinable fair value are recorded at cost.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities (Continued)

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans are reported at their outstanding principal balances less deferred loan fees and the allowance for loan losses. Interest income on loans is accrued on the outstanding principal balance.

Nonrefundable loan fees and costs incurred for loans are deferred and recognized in income over the life of the loans using a method which approximates a level yield.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cash-basis or cost-recovery method, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets:

Building	10 - 40 years
Leasehold improvements	5 - 15 years
Equipment	2 - 10 years

Other Real Estate Owned

Other real estate owned represents properties acquired through or in lieu of loan foreclosure and is initially recorded at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent adjustments to the value are expensed. The carrying amount of other real estate owned at December 31, 2006 and 2005 was $317,003 and $156,748, respectively.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Stock-Based Compensation

At December 31, 2006, the Company has a stock-based employee compensation plan, which is described more fully in Note 8. Prior to January 1, 2006, the Company accounted for its share-based payments under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), which allowed two alternative accounting methods for stock-based compensation: a fair-value based method or an intrinsic-value-based method prescribed by APB 25 and related interpretations. The Company elected to use the intrinsic-value-based method of accounting for stock-based compensation under APB 25, and adopted the disclosure requirements of SFAS 123, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, (SFAS 123(R)) on the required effective date, January 1, 2006, using the modified prospective transition method. SFAS 123(R) addresses accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise. SFAS 123(R) requires an entity to recognize as compensation expense the grant-date fair value of stock options and other equity-based compensation granted to employees within the income statement using a *fair-value-based* method, eliminating the intrinsic value method of accounting previously permissible under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations.

Under the modified prospective approach, SFAS 123(R) applies to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, compensation cost recognized for the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Prior periods were not restated to reflect the impact of adopting the new standard.

Grant-date fair value is measured on the date of grant using option-pricing models with market assumptions. The grant-date fair value is amortized into expense on a straight-line basis over the vesting period. Option pricing models require the use of highly subjective assumptions, including but not limited to, expected stock price volatility, forfeiture rates, and interest rates, which if changed can materially affect fair value estimates. Accordingly, the model does not necessarily provide a reliable single measure of the fair value of our stock options.

Under SFAS No. 123(R), stock based compensation expense was $25,500 for the year ended December 31, 2006. Basic earnings per share were decreased by $.03 by the adoption of SFAS 123(R), and diluted earnings per share decreased $.04 because of SFAS 123(R).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation (Continued)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation for the year ended December 31, 2005.

	Year Ended December 31, 2005
Net income, as reported	$ 2,580,676
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(112,399)
Pro forma net income	$ 2,468,277
Earnings per share:	
Basic - as reported	$ 2.76
Basic – pro forma	$ 2.64
Diluted - as reported	$ 2.71
Diluted - pro forma	$ 2.59

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Standards

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109.* This interpretation addresses the accounting for uncertainty in income taxes recognized in a Company's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* It prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken in a tax return. It requires that only benefits from tax positions that are more-likely-than-not of being sustained upon examination should be recognized in the financial statements. These benefits would be recorded at amounts considered to be the maximum amounts more-likely-than-not of being sustained. At the time these positions become more-likely-than-not to be disallowed, their recognition would be reversed. This interpretation is effective for fiscal years beginning after December 15, 2006 and is not expected to have a material impact on the Company's financial condition or results of operations.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. The standard provides guidance for using fair value to measure assets and liabilities. It defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. It clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

NOTE 2. SECURITIES AVAILABLE FOR SALE

The amortized cost and fair value of securities available for sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006				
U.S. Government sponsored agency securities	$ 14,580,346	$ 22,500	$ (203,991)	$ 14,398,855
State and municipal securities	4,747,888	70,376	(76,253)	4,742,011
Mortgage-backed securities	3,166,847	-	(67,497)	3,099,350
	$ 22,495,081	$ 92,876	$ (347,741)	$ 22,240,216
December 31, 2005				
U.S. Government sponsored agency securities	$ 13,199,964	$ -	$ (241,239)	$ 12,958,725
State and municipal securities	4,705,754	79,126	(95,904)	4,688,976
Mortgage-backed securities	2,503,986	1,296	(67,377)	2,437,905
	$ 20,409,704	$ 80,422	$ (404,520)	$ 20,085,606

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2006.

	Less Than 12 Months		12 Months or More		Total	
Description of Securities:	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government sponsored agency securities	$ -	$ -	$ 12,512,400	$ (203,991)	$ 12,512,400	$ (203,991)
State and municipal securities	55,468	(105)	2,378,793	(76,148)	2,434,261	(76,253)
Mortgage-backed securities	1,048,052	(8,435)	2,051,298	(59,062)	3,099,350	(67,497)
Total temporarily impaired securities	$ 1,103,520	$ (8,540)	$ 16,942,491	$ (339,201)	$ 18,046,011	$ (347,741)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SECURITIES AVAILABLE FOR SALE (Continued)

At December 31, 2006, all unrealized losses in the securities portfolio were for debt securities. From the December 31, 2006 tables above, nine out of eighteen securities purchased from state and political subdivisions contained unrealized losses and twenty-seven out of thirty securities purchased from U.S. Government agencies and Government sponsored corporations, including mortgage-backed securities, contained unrealized losses. These unrealized losses are considered temporary because of acceptable investment grades on each security and the repayment sources of principal and interest are government backed.

The following table shows the gross unrealized losses and fair value of securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2005.

	Less Than 12 Months		12 Months or More		Total	
Description of Securities:	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government sponsored agency securities	$ 7,110,825	$ (98,557)	$ 5,847,900	$ (142,682)	$ 12,958,725	$ (241,239)
State and municipal securities	876,149	(15,508)	1,494,604	(80,396)	2,370,753	(95,904)
Mortgage-backed securities	-	-	1,923,035	(67,377)	1,923,035	(67,377)
Total temporarily impaired securities	$ 7,986,974	$ (114,065)	$ 9,265,539	$ (290,455)	$ 17,252,513	$ (404,520)

At December 31, 2005, all unrealized losses in the securities portfolio were for debt securities. From the December 31, 2005 tables above, eight out of seventeen securities purchased from state and political subdivisions contained unrealized losses and twenty-six out of twenty-seven securities purchased from U.S. Government agencies and Government sponsored corporations, including mortgage-backed securities, contained unrealized losses. These unrealized losses are considered temporary because of acceptable investment grades on each security and the repayment sources of principal and interest are government backed.

Securities with a carrying value of $18,515,000 and $18,654,000 at December 31, 2006 and 2005 were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized cost and fair value of debt securities as of December 31, 2006 by contractual maturity are shown below. Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Amortized Cost	Fair Value
Due in less than one year	$ 2,000,596	$ 1,976,900
Due from one to five years	10,444,711	10,269,383
Due from five to ten years	5,119,711	5,096,450
Due after ten years	1,763,216	1,798,133
Mortgage-backed securities	3,166,847	3,099,350
	$ 22,495,081	$ 22,240,216

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SECURITIES AVAILABLE FOR SALE (Continued)

Gross gains and losses on sales of securities available for sale consist of the following:

	Years Ended December 31,	
	2006	2005
Gross gains	$ -	$ 10,587
Gross losses	-	(6,262)
Net realized gains	$ -	$ 4,325

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31,	
	2006	2005
Commercial, financial and agricultural	$ 14,472,000	$ 14,792,000
Real estate – construction	123,836,000	96,376,000
Real estate – mortgage	89,515,000	80,595,000
Consumer installment and other	2,978,785	2,728,637
	230,801,785	194,491,637
Net deferred loan fees and costs	(421,794)	(311,979)
Allowance for loan losses	(2,977,141)	(2,304,785)
Loans, net	$ 227,402,850	$ 191,874,873

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,	
	2006	2005
Balance, beginning of year	$ 2,304,785	$ 1,986,917
Provision (credit) for loan losses	621,100	(1,304)
Loans charged off	(64,559)	(407,182)
Recoveries of loans previously charged off	115,815	726,354
Balance, end of year	$ 2,977,141	$ 2,304,785

The total recorded investment in impaired loans was $316,786 and $498,107 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, these impaired loans had related allowances determined in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, of $198,393 and $106,930, respectively. The average recorded investment in impaired loans for 2006 and 2005 was $411,958 and $864,420, respectively. Interest income recognized for cash payments received on impaired loans totaled $39,583 and $38,728 for the years ended December 31, 2006 and 2005, respectively.

Nonaccrual loans and loans past due ninety days or more and still accruing interest totaled $179,532 and $26,979, respectively, at December 31, 2005. There were no non accrual loans at December 31, 2006. Loans past due ninety days or more and still accruing interest at December 31, 2006 totaled $832,013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. LOANS (Continued)

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2006 are as follows:

Balance, beginning of year	$ 4,510,642
Advances	4,206,756
Repayments	(3,497,888)
Balance, end of year	$ 5,219,510

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2006	2005
Land	$ 816,839	$ 816,839
Buildings	2,278,856	2,273,894
Leasehold Improvements	332,400	318,312
Equipment	1,957,204	1,881,204
	5,385,299	5,290,249
Accumulated depreciation	(1,867,395)	(1,531,429)
	$ 3,517,904	$ 3,758,820

The Company has leased various properties under noncancelable agreements which expire at various times through 2015 with renewal options through 2018 and require minimum annual rentals. The leases related to properties also require the payment of property taxes, normal maintenance and insurance. The total rental expense for the years ended December 31, 2006 and 2005 was $125,680 and $99,633, respectively.

Future minimum lease payments on the leases is summarized as follows:

2007	$ 122,859
2008	59,032
2009	46,225
2010	47,072
2011	84,000
	$ 359,188

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2006 and 2005 was $153,812,563 and $117,906,148, respectively. The Company had brokered deposits at December 31, 2006 and 2005 of $99,155,000 and $97,656,000, respectively. The scheduled maturities of time deposits at December 31, 2006 are as follows:

2007	$ 179,237,119
2008	17,216,806
2009	958,442
2010	515,699
2011	341,055
	$ 198,269,121

Overdraft demand deposits reclassified to loans totaled $329,634 and $518,640 at December 31, 2006 and 2005, respectively.

NOTE 6. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,	
	2006	2005
Advance from Federal Home Loan Bank, interest payable quarterly at 2.795% until May 20, 2008 when the rate may be converted to the three-month LIBOR, due May 20, 2013.	$ 2,000,000	$ 2,000,000
Advance from Federal Home Loan Bank, interest payable quarterly at 6.385% until August 13, 2004 when the rate may be converted to the three month LIBOR, due August 13, 2009.	1,750,000	1,750,000
Advance from Federal Home Loan Bank, interest payable quarterly at 5.92% (rate may be converted to the three month LIBOR), due March 17, 2010.	2,550,000	2,550,000
Advance from Federal Home Loan Bank, interest payable quarterly at 5.02% (rate may be converted to the three month LIBOR), due January 4, 2011.	3,000,000	3,000,000
Advance from Federal Home Loan Bank, interest payable quarterly at 5.20% until August 8, 2006 when the rate may be converted to the three month LIBOR, due August 8, 2011.	3,500,000	3,500,000
Advance from Federal Home Loan Bank, interest payable quarterly at a variable rate (5.37% at December 31, 2006), due September 4, 2007.	5,000,000	5,000,000
Securities sold under repurchase agreements.	4,013,462	4,013,467
Line of credit for $3,000,000, interest payable quarterly at the Wall Street Journal Prime less .25% (8.00% at December 31, 2006), due August 30, 2016.	1,500,000	1,500,000
Floating rate junior subordinated debentures, interest payable quarterly at the three month LIBOR plus 3.45% (8.82% at December 31, 2006), due November 7, 2032.	5,155,000	5,155,000
	$ 28,468,462	$ 28,468,467

NOTE 6. OTHER BORROWINGS (Continued)

The Company also has available unused lines of credit with various financial institutions totaling $22,500,000 and $11,500,000 at December 31, 2006 and 2005 respectively.

The advances from the Federal Home Loan Bank are secured by certain qualifying loans of approximately $19,016,843 and certain qualifying securities with a fair value of $6,308,872.

The $3,000,000 line of credit is secured by 100% of the Bank stock owned by the Company. The credit agreement calls for various restrictive covenants, which the Company was in substantial compliance as of December 31, 2006.

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis.

The Company has a wholly-owned grantor trust to issue cumulative trust preferred securities to the public. The grantor trust has invested the proceeds of the trust preferred securities in junior subordinated debentures of the Company. The trust preferred securities can be redeemed prior to maturity at the option of the Company on or after November 7, 2007. The sole assets of the grantor trust are the Junior Subordinated Deferrable Interest Debentures of the Company (the "Debentures") held by the grantor trust. The Debentures have the same interest rate (three month LIBOR plus 3.45%, floating) as the trust preferred securities. The Company has the right to defer interest payments on the Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters provided that no extension period may extend beyond the stated maturity of the related Debentures. During any such extension period, distributions on the trust preferred certificates would also be deferred.

Payment of periodic cash distributions and payment upon liquidation or redemption with respect to the trust preferred securities are guaranteed by the Company to the extent of funds held by the grantor trust (the "Preferred Securities Guarantee"). The Preferred Securities Guarantee, when taken together with the Company's other obligations under the Debentures, constitute a full and unconditional guarantee, on a subordinated basis, by the Company of payments due on the trust preferred securities.

NOTE 7. EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

The Company has a 401(k) profit sharing plan available to all eligible employees, subject to certain minimum age and service requirements. Contributions charged to expense were $101,537 and $76,975 for the years ended December 31, 2006 and 2005, respectively.

The Company has a deferred compensation plan providing for death and retirement benefits for its executive officers and directors. The estimated amounts to be paid under the compensation plan have been funded through the purchase of life insurance policies on the executive officers and directors. The balance of the policy cash surrender values included in other assets at December 31, 2006 and 2005 is $2,624,201 and $2,534,929, respectively. Income recognized on the policies amounted to $89,272 and $87,170 for the years ended December 31, 2006 and 2005, respectively. The balance of the deferred compensation included in other liabilities at December 31, 2006 and 2005 is $1,092,521 and $903,367, respectively. Expense recognized for executive officer and director deferred compensation amounted to $189,154 and $98,726 for the years ended December 31, 2006 and 2005, respectively.

NOTE 7. EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS (Continued)

The Company has a deferred compensation plan for its directors whereby each director may elect to defer receipt of his director fees. The amount of the fees deferred bore interest at a rate of 10% in 2002 through August 31, 2003, 5% the remainder of 2003 through June 30, 2004, and "Prime" plus one from July 2004 through December 31, 2005. Beginning in 2006 the rate is set on an annual basis at the beginning of the year. The rate for 2006 was 8.25%. The total amount of fees deferred in 2006 and 2005 totaled $99,300 and $103,000, respectively. The total amount of interest credited to deferred fees in 2006 and 2005 totaled $37,715 and $22,360, respectively. The balance of the deferred fees plus interest credited at December 31, 2006 and 2005 amounted to $523,419 and $396,602, respectively, and is included in other liabilities.

NOTE 8. STOCK-BASED COMPENSATION

The Company has a stock incentive plan and has reserved 750,000 shares of common stock for issuance pursuant to awards granted under the plan. The plan provides for the granting of stock options, stock appreciation rights, stock awards and other stock incentives to director and certain key employees.

At December 31, 2006, there was approximately $147,000 of unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized as expense over the future vesting period of approximately five years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. STOCK-BASED COMPENSATION (Continued)

A summary of stock options outstanding as of December 31, 2006 and 2005 is presented in the following table.

	Years Ended December 31,			
	2006		2005	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Under option, beginning of year	37,665	$ 13.34	102,867	$ 12.90
Granted	5,000	19.00	17,000	19.00
Exercised	(665)	14.17	(23,201)	12.73
Cancelled	-	-	(59,001)	14.44
Under option, end of year	42,000	14.00	37,665	13.34
Exercisable, end of year	28,240	$ 13.06	26,715	$ 13.00
Weighted average fair value of options granted during the year		$ 8.04		$ 11.17
Total intrinsic value of options exercised during the year		$ 3,212		$ 145,387
Weighted average remaining contractual term of exercisable options at end of the year		5.57 years		6.80 years
Aggregate intrinsic value of exercisable options at end of the year		$ 167,724		$ 160,358
Aggregate intrinsic value of outstanding options at end of the year		$ 210,035		$ 213,247

Information pertaining to options outstanding at December 31, 2006 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$12.38 – $14.17	37,000	5.10	$ 13.32	28,240	$ 13.06
$19.00	5,000	9.00	19.00	-	-
	42,000	6.17	14.00	28,240	13.06

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. STOCK-BASED COMPENSATION (Continued)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,	
	2006	2005
Dividend yield	0%	0%
Expected life	10 years	10 years
Expected volatility	20%	40.90%
Risk-free interest rate	4.36%	4.21%

NOTE 9. INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,	
	2006	2005
Current	$ 1,950,835	$ 1,423,562
Deferred	(352,121)	(76,537)
Income tax expense	$ 1,598,714	$ 1,347,025

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,	
	2006	2005
Income taxes at statutory federal rate	$ 1,536,788	$ 1,335,418
Tax free interest income	(45,399)	(60,584)
Income from life insurance policies	(30,352)	(29,638)
State income taxes	113,731	103,423
Other	23,946	(1,594)
Income tax expense	$ 1,598,714	$ 1,347,025

The components of deferred income taxes are as follows:

	December 31,	
	2006	2005
Deferred tax assets:		
Loan loss reserves	$ 814,097	$ 579,719
Other real estate owned	415	7,547
Deferred compensation	609,789	490,554
Deferred loan fees	159,166	117,320
Securities available for sale	96,212	122,347
	1,679,679	1,317,487
Deferred tax liabilities:		
Depreciation	40,528	4,322
Net deferred tax assets	$ 1,639,151	$ 1,313,165

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per share.

	Years Ended December 31,	
	2006	2005
Basic Earnings Per Share:		
Weighted average common shares outstanding	**950,269**	936,142
Net income	**$ 2,921,251**	$ 2,580,676
Basic earnings per share	**$ 3.07**	$ 2.76
Diluted Earnings Per Share:		
Weighted average common shares outstanding	**950,269**	936,142
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	**3,019**	16,925
Total weighted average common shares and common stock equivalents outstanding	**953,288**	953,067
Net income	**$ 2,921,251**	$ 2,580,676
Diluted earnings per share	**$ 3.06**	$ 2.71

NOTE 11. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit and standby letters of credit are variable rate instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11. COMMITMENTS AND CONTINGENCIES (Continued)

Loan Commitments (Continued)

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company's commitments is as follows:

	December 31,	
	2006	2005
Commitments to extend credit	$ 56,190,000	$ 49,994,000
Financial standby letters of credit	346,000	435,000
Other standby letters of credit	183,000	49,000
	$ 56,719,000	$ 50,478,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties. As of December 31, 2006 and 2005, the Company had recorded reserves of $152,585 and $152,585, respectively, for potential losses related to unfunded commitments, the balance of which is included in other liabilities in the consolidated balance sheets.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

At December 31, 2006 and 2005, the carrying amount of liabilities related to the Company's obligation to perform under letters of credit was insignificant. The Company has not been required to perform on any material letters of credit, and the Company has not incurred any losses on letters of credit for the years ended December 31, 2006 and 2005.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, commercial real estate, residential real estate, and consumer loans to customers in Butts County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Ninety-two percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market area. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market area. The other significant concentrations of credit by type of loan are set forth in Note 3.

In addition, the Company's loan portfolio has a concentration of loans to customers in the convenience store industry. At December 31, 2006, loans to customers in this industry amounted to approximately $30,000,000 or 13% of the loan portfolio.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 25% of statutory capital, or approximately $3,658,000.

NOTE 13. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2006, dividends of approximately $1,679,000 could be declared without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2006 and 2005, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. REGULATORY MATTERS (Continued)

The Company and the Bank's actual capital amounts and ratios are presented in the following tables.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)					
December 31, 2006:						
Total Capital to Risk Weighted Assets:						
Consolidated	**$ 27,006**	**10.79%**	**$ 20,017**	**8%**	**$ N/A**	**N/A**
Bank	**$ 28,054**	**11.23%**	**$ 19,993**	**8%**	**$ 24,991**	**10%**
Tier 1 Capital to Risk Weighted Assets:						
Consolidated	**$ 23,878**	**9.54%**	**$ 10,009**	**4%**	**$ N/A**	**N/A**
Bank	**$ 24,924**	**9.97%**	**$ 9,997**	**4%**	**$ 14,995**	**6%**
Tier I Capital to Average Assets:						
Consolidated	**$ 23,878**	**8.23%**	**$ 11,603**	**4%**	**$ N/A**	**N/A**
Bank	**$ 24,924**	**8.61%**	**$ 11,585**	**4%**	**$ 14,482**	**5%**
December 31, 2005:						
Total Capital to Risk Weighted Assets:						
Consolidated	$ 23,480	11.02%	$ 17,048	8%	$ N/A	N/A
Bank	$ 23,997	11.28%	$ 17,026	8%	$ 21,283	10%
Tier I Capital to Risk Weighted Assets:						
Consolidated	$ 21,022	9.86%	$ 8,524	4%	$ N/A	N/A
Bank	$ 21,539	10.12%	$ 8,513	4%	$ 12,770	6%
Tier I Capital to Average Assets:						
Consolidated	$ 21,022	8.34%	$ 10,068	4%	$ N/A	N/A
Bank	$ 21,539	8.56%	$ 10,067	4%	$ 12,584	5%

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, *Disclosures about Fair Values of Financial Instruments,* excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash, Due From Banks, Interest-Bearing Deposits in Banks and Federal Funds Sold: The carrying amounts of cash, due from banks, interest-bearing deposits in banks and federal funds sold approximate fair values.

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Securities: Fair values for securities are based on available quoted market prices. The carrying values of equity securities with no readily determinable fair value approximate fair values.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

Deposits: The carrying amount of demand deposits, savings deposits, and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Other Borrowings: The fair values of the Company's fixed rate borrowings are estimated using discounted cash flow models based on the Company's incremental borrowing rate for similar types of borrowing arrangements. The carrying amounts of all other variable rate borrowings, and securities sold under repurchase agreements approximates fair value.

Accrued Interest: The carrying amounts of accrued interest approximate their fair values.

The carrying amount and estimated fair values of the Company's financial instruments were as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	$ 34,774,711	$ 34,774,711	$ 27,902,205	$ 27,902,205
Securities	23,981,166	23,981,166	21,726,256	21,726,256
Loans, net	227,402,850	226,949,255	191,874,873	191,229,120
Accrued interest receivable	1,858,161	1,858,161	1,336,697	1,336,697
Financial liabilities:				
Deposits	244,973,333	244,373,373	202,489,391	201,824,118
Other borrowings	28,468,462	28,230,498	28,468,467	28,827,190
Accrued interest payable	2,194,797	2,194,797	1,361,715	1,361,715

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. SUPPLEMENTAL FINANCIAL DATA

Components of other expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,	
	2006	2005
Other expenses:		
Deferred compensation	$ 252,085	$ 111,930
Accounting & Auditing	107,097	126,041
Data processing	306,034	340,902
Professional Services	102,803	98,659

NOTE 16. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income and cash flows of First Georgia Community Corp. as of and for the years ended December 31, 2006 and 2005:

CONDENSED BALANCE SHEETS

	2006	2005
Assets		
Cash	$ 258,757	$ 775,058
Investment in subsidiary	24,764,470	21,338,018
Other assets	449,303	422,309
Total assets	$ 25,472,530	$ 22,535,385
Liabilities		
Other borrowings	$ 6,655,000	$ 6,655,000
Other liabilities	98,660	60,000
Total liabilities	6,753,660	6,715,000
Stockholders' equity	18,718,870	15,820,385
Total liabilities and stockholders' equity	$ 25,472,530	$ 22,535,385

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

	2006	2005
Income		
Interest income	$ 13,390	$ 10,794
Total income	13,390	10,794
Expenses		
Interest expense	562,527	393,304
Salaries and employee benefits	13,200	13,200
Other expenses	138,874	146,806
Total expenses	714,601	553,310
Loss before income tax benefits and equity in undistributed income of subsidiary	(701,211)	(542,516)
Income tax benefits	(264,608)	(204,700)
Loss before equity in undistributed income of subsidiary	(436,603)	(337,816)
Equity in undistributed income of subsidiary	3,357,854	2,918,492
Net income	$ 2,921,251	$ 2,580,676

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2006	2005
OPERATING ACTIVITIES		
Net income	$ 2,921,251	$ 2,580,676
Adjustments to reconcile net income to net cash used in operating activities:		
Equity in undistributed income of subsidiary	(3,357,854)	(2,918,492)
Net other operating activities	11,666	(23,214)
Net cash used in operating activities	(424,937)	(361,030)
INVESTING ACTIVITIES		
Investment in subsidiary	-	(2,000,000)
Net cash used in investing activities	-	(2,000,000)
FINANCING ACTIVITIES		
Net increase in other borrowings	-	1,500,000
Retirement of stock	(100,787)	-
Proceeds from exercise of stock options	9,423	295,431
Net cash provided by (used in) financing activities	(91,364)	1,795,431
Net decrease in cash	(516,301)	(565,599)
Cash at beginning of year	775,058	1,340,657
Cash at end of year	$ 258,757	$ 775,058

Management's Discussion and Analysis of Financial Condition and Results of Operations

First Georgia Community Corp., is a bank holding company headquartered in Jackson, Georgia organized to own all of the common stock of its bank subsidiary, First Georgia Community Bank. The principal activity of the bank is to provide banking services to domestic markets, principally in Butts County, Georgia and the surrounding counties. The bank is primarily regulated by the Georgia Department of Banking and Finance and the Federal Reserve and undergoes periodic examinations by these regulatory agencies. Our bank holding company is regulated by the Federal Reserve Bank and also is subject to periodic examinations.

The following discussion describes our results of operations for 2006 as compared to 2005 and also analyzes our financial condition as of December 31, 2006 as compared to December 31, 2005. Like most community banks, we derive most of our income from interest we receive on our loans and investments. Our primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2006 and 2005 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits.

Of course, there are risks inherent in all loans, so we maintain an allowance for loan losses to absorb possible losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion.

The following discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

Forward-Looking Statements

We may from time to time make written or oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to stockholders. Statements made in this report, other than those concerning historical information, should be considered forward-looking and subject to various risks and uncertainties. Forward-looking statements are made based upon management's belief as well as assumptions made by, and information currently available to, management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in forward-looking statements due to a variety of factors, including governmental monetary and fiscal policies, deposit levels, loan demand, loan collateral values, securities portfolio values, interest rate risk management, the effects of competition in the banking business from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market funds and other financial institutions operating in our market area and elsewhere, including institutions operating through the Internet, changes in governmental regulation relating to the banking industry, including regulations relating to branching and acquisitions, failure of assumptions underlying the establishment of reserves for loan losses, including the value of collateral underlying delinquent loans and other factors. We caution that these factors are not exclusive. We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.

Overview

Net earnings were $2,921,000 in 2006, an increase from the $2,581,000 earned in 2005. Earnings increased in 2006 due to an increase in earning assets as compared to 2005. Basic earnings per share were $3.07 in 2006 compared to $2.76 per share in 2005. Fully diluted earnings per share were $3.06 in 2006 compared to $2.71 per share in 2005.

In connection with our application of accounting principles generally accepted in the United States, we make judgments and estimates that, in the case of the determination of our allowance for loan losses, have been critical to the determination of our financial position, results of operations and cash flows. Our evaluation considers significant factors relative to the credit risk and loss exposure in the loan portfolio, including past due and classified loans, historical experience, underlying collateral values, and current economic conditions that may affect the borrower's ability to repay. The allowance for loan losses is evaluated by segmenting the loan portfolio into unclassified and classified loans. An allowance percentage is applied to the unclassified loans to establish a general allowance for loan losses. The allowance percentage is determined based upon our experience specifically and the historical experience of the banking industry generally. The classified loans, including impaired loans, are analyzed individually in order to establish a specific allowance for loan losses. The allowance for loan losses as a percentage of total loans was 1.29% at December 31, 2006 as compared to 1.19% at December 31, 2005. See "Results of Operations for the Years ended December 31, 2006 and 2005 for more information about the effect of the allowance and provision for loan losses.

Financial Condition at December 31, 2006 and 2005

The following is a summary of our balance sheets for the years indicated:

	December 31,			
	2006		2005	
	(Dollars in Thousands)			
Cash and due from banks	$	4,097	$	7,203
Interest-bearing deposits in banks		1,266		1,445
Federal funds sold		29,411		19,254
Securities		23,981		21,726
Loans, net		227,403		191,875
Premises and equipment		3,518		3,759
Other assets		7,252		5,989
	$	296,928	$	251,251
Total deposits	$	244,973	$	202,489
Other borrowings		28,469		28,469
Other liabilities		4,767		4,473
Stockholders' equity		18,719		15,820
	$	296,928	$	251,251

Financial Condition at December 31, 2006 and 2005

As of December 31, 2006, we had total assets of $296.9 million, an increase of 18.18% over total assets as of December 31, 2005. Total interest-earning assets were $285.0 million at December 31, 2006 or 96% of total assets as compared to 94% of total assets December 31, 2005. Our primary interest-earning assets at December 31, 2006 were loans, which made up 81% of total interest-earning assets as compared to 82% at December 31, 2005. Our loans to available funds ratio was 84% at December 31, 2006 as compared to 84% at December 31, 2005.

Our securities portfolio, consisting of U.S. Agency, mortgage-backed, municipal, and restricted equity securities, amounted to $24.0 million at December 31, 2006. Net unrealized losses on securities amounted to $255,000 at December 31, 2006 as compared to net unrealized losses of $324,000 at December 31, 2005. Management has not specifically identified any securities for sale in future periods that, if so designated, would require a charge to operations if the market value would not be reasonably expected to recover prior to the time of sale.

We have 92.44% of our loan portfolio collateralized by real estate primarily located in our market area of Butts County, Georgia and surrounding counties. Our real estate mortgage portfolio consists of loans collateralized by one to four-family residential properties (7.21%), construction loans to build one to four-family residential properties (58.04%), and nonresidential properties consisting primarily of small business commercial properties (34.75%). We generally require that loans collateralized by real estate not exceed the collateral values by the following percentages for each type of real estate loan as follows.

One to four-family residential properties	90%
Construction loans on one to four-family residential properties	80%
Nonresidential property	80%

The remaining 7.56% of our loan portfolio consists of commercial, consumer, and other loans. We require collateral commensurate with the repayment ability and creditworthiness of the borrower.

The specific economic and credit risks associated with our loan portfolio, especially the real estate portfolio, include, but are not limited to, a general downturn in the economy which could affect unemployment rates in our market area, general real estate market deterioration, interest rate fluctuations, deteriorated or non-existing collateral, title defects, inaccurate appraisals, financial deterioration of borrowers, fraud, and any violation of banking protection laws. Construction lending can also present other specific risks to the lender such as whether developers can find builders to buy lots for home construction, whether the builders can obtain financing for the construction, whether the builders can sell the home to a buyer, and whether the buyer can obtain permanent financing. Currently, real estate values and employment trends in our market area are showing some signs of downward pressure as a result of a slowdown in the general economy.

We attempt to reduce these economic and credit risks not only by adhering to loan to value guidelines, but also by investigating the creditworthiness of the borrower and monitoring the borrower's financial position. Also, we establish and periodically review our lending policies and procedures as well as having independent loan review. State banking regulations limit exposure by prohibiting secured loan relationships that exceed 25% of the Bank's statutory capital and unsecured loan relationships that exceed 15% of the Bank's statutory capital.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there are sufficient cash flows to satisfy demands for credit, deposit withdrawals, and our other needs. Traditional sources of liquidity include asset maturities and growth in core deposits. A company may achieve its desired liquidity objectives from the management of assets and liabilities and through funds provided by operations. Funds invested in short-term marketable instruments and the continuous maturing of other earning assets are sources of liquidity from the asset perspective. The liability base provides sources of liquidity through deposit growth, the maturity structure of liabilities, and accessibility to market sources of funds.

We have continued with the use of brokered deposits as a funding source. Brokered deposits totaled $99.2 million as of December 31, 2006 compared to $97.6 million as of December 31, 2005. These deposits are readily obtainable at rates not significantly different from rates we pay on deposits in our local market.

Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows fluctuate significantly, being influenced by interest rates and general economic conditions and competition. We attempt to price deposits to meet asset/liability objectives consistent with local market conditions.

Our liquidity and capital resources are monitored on a periodic basis by management, State and Federal regulatory authorities. As determined under guidelines established by regulatory authorities and internal policy, our liquidity ratio of 17.92% at December 31, 2006 was considered satisfactory.

At December 31, 2006, we had loan commitments outstanding of $56.7 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. If needed, we have the ability on a short-term basis to borrow and purchase federal funds from other financial institutions. At December 31, 2006, we had arrangements with various commercial banks for short-term advances of $22.5 million.

At December 31, 2006, our capital ratios were considered well capitalized based on regulatory minimum capital requirements. Our stockholders' equity increased due to net income in 2006 of $2,921,000. Our stockholders' equity also increased due to an increase in the fair value of securities available-for-sale, net of tax, in the amount of $43,000. We recognized proceeds from the exercise of options for $10,000, recognized stock based compensation of $26,000 and purchased and retired stock for $101,000. For regulatory purposes, the net unrealized losses on securities available-for-sale are excluded in the computation of the capital ratios.

In the future, the primary source of funds available to First Georgia Community Corp. will be the payment of dividends by the Bank. Banking regulations limit the amount of the dividends that may be paid without prior approval of the Bank's regulatory agency. Currently, the Bank could declare $1,679,000 in dividends payable to the Company without regulatory approval.

The minimum capital requirements to be considered well capitalized under prompt corrective action provisions and the actual capital ratios for First Georgia Community Corp. and the Bank as of December 31, 2006 are as follows:

	Actual		
	Consolidated	Bank	Regulatory Requirements
Leverage capital ratio	8.23%	8.61%	5%
Risk-based capital ratios:			
Core capital	9.54%	9.97%	6%
Total capital	10.79%	11.23%	10%

At December 31, 2006, we had no material commitments for capital expenditures.

These ratios may decline as asset growth continues, but are expected to exceed the regulatory minimum requirements. Anticipated future earnings should assist us in keeping these ratios at satisfactory levels.

We believe that our liquidity and capital resources are adequate and will meet our foreseeable short and long-term needs. We anticipate that we will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, our other material commitments and liabilities.

Effects of Inflation

The impact of inflation on banks differs from its impact on non-financial institutions. Banks, as financial intermediaries, have assets that are primarily monetary in nature and that tend to fluctuate in concert with inflation. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. This gap represents the difference between rate sensitive assets and rate sensitive liabilities. We, through our asset/liability committee, attempt to structure the assets and liabilities and manage the rate sensitivity gap, thereby seeking to minimize the potential effects of inflation. For information on the management of our interest rate sensitive assets and liabilities, see "Asset/Liability Management."

Results of Operations For The Years Ended December 31, 2006 and 2005

The following is a summary of our operations for the years indicated.

	Years Ended December 31, 2006	2005
	(Dollars in Thousands)	
Interest income	$ 21,215	$ 16,339
Interest expense	10,268	6,600
Net interest income	10,947	9,739
Provision (credit) for loan losses	621	(1)
Other income	1,055	893
Other expenses	6,861	6,705
Pretax income	4,520	3,928
Income taxes	1,599	1,347
Net income	$ 2,921	$ 2,581

Net Interest Income

Our results of operations are determined by our ability to manage interest income and expense effectively, to minimize loan and investment losses, to generate non-interest income, and to control operating expenses. Because interest rates are determined by market forces and economic conditions beyond our control, our ability to generate net interest income depends on our ability to obtain an adequate net interest spread between the rate we pay on interest-bearing liabilities and the rate we earn on interest-earning assets.

Our net yield on average interest-earning assets was 4.33% in 2006 as compared to 4.45% in 2005. Average loans increased by $27.1 million with average securities and Federal funds increasing by $7.0 million, accounting for the majority of the $34.1 million increase in total average interest-earning assets. Average interest-bearing liabilities increased by $24.3 million with average interest-bearing demand and time deposits accounting for $23.4 million. The rate earned on average interest-earning assets increased to 8.38% in 2006 from 7.46% in 2005. The rate paid on average interest-bearing liabilities increased to 4.59% in 2006 from 3.31% in 2005. The increase in net yield is due to an increased yield in our loan portfolio which outpaced the increase in rate paid on interest-bearing liabilities.

Provision for Loan Losses

The provision for loan losses was $621,000 in 2006 as compared to a credit for loan losses of $1,000 in 2005. Net recoveries for 2006 were $51,000 as compared to net recoveries of $319,000 in 2005. As of December 31, 2006, we had nonperforming loans and assets of $317,000 as compared to $498,000 at December 31, 2005. Management continues to review internally and with external assistance, our loan processing system and makes appropriate changes to further strengthen and preserve the integrity of that system. Based upon our evaluation of the loan portfolio, we believe the allowance for loan losses to be adequate to absorb losses on existing loans that may become uncollectible. See "Critical Accounting Policies" for a description of our evaluation process for the portfolio and allowance for loan losses.

Other Income

Other income consists of service charges on deposit accounts and other miscellaneous revenues and fees. Other operating income was $1,055,000 in 2006 as compared to $893,000 in 2005, an increase of $162,000. The increase is due primarily to a $142,000 increase in service charges on deposit accounts and a $19,000 increase in check printing fees.

Other Expenses

Other expenses were $6,861,000 in 2006 as compared to $6,705,000 in 2005, an increase of $156,000. Salaries and employee benefits increased by $71,000. Equipment and occupancy expenses decreased by $2,500. Other expenses increased by $86,000 due to expenses associated with the growth of the bank.

Income Tax

Income tax expense in 2006 was $1,599,000 or 35% of pretax income as compared to $1,347,000 or 34% in 2005. The increase in the effective tax rate was due primarily to increased pretax income.

Management is not aware of any known trends, events or uncertainties, other than those discussed above, that will have or that are reasonably likely to have a material effect on our liquidity, capital resources or operations. Management is also not aware of any current recommendations by the regulatory authorities that, if they were implemented, would have such an effect.

Asset/Liability Management

Our objective is to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash, loan, investment, borrowing, and capital policies. Specific officers are charged with the responsibility for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix. Management's overall philosophy is to support asset growth primarily through growth of core deposits of all categories made by local individuals, partnerships, and corporations.

Our asset/liability mix is monitored on a regular basis with a report reflecting the interest rate-sensitive assets and interest rate-sensitive liabilities being prepared and presented to the Bank's Board of Directors on a monthly basis. The objective of this policy is to monitor interest rate-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on earnings. An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitivity gap is the difference between the interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds the interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to affect net interest income adversely, while a positive gap would tend to result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to affect net interest income adversely. If our assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

A simple interest rate "gap" analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Accordingly, we also evaluate how the repayment of particular assets and liabilities is impacted by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates. In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as "interest rate caps and floors") that limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest rate gap. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and it is management's intention to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur that would negatively affect our liquidity position.

At December 31, 2006, our cumulative one-year interest rate-sensitivity gap ratio was 105%. Our targeted ratio is 80% to 120% in this time horizon. This indicates that our interest-earning assets will reprice during this period at a rate faster than our interest-bearing liabilities. In a rising interest rate environment, this should result in an increase in net interest income as a higher percentage of interest-earning assets reprice than interest-bearing liabilities. Because gap analysis shows only the dollar volume of assets and liabilities that will mature or reprice, we also use simulation modeling to measure the actual effects of the repricing will have on our net interest margin, net income and economic value of equity. Our typical simulation modeling will involve a 12-month projection with a level, 200 basis point rising and 200 basis point falling rate scenario.

The following table sets forth the distribution of the repricing of our interest-earning assets and interest-bearing liabilities as of December 31, 2006, the interest rate-sensitivity gap, the cumulative interest rate-sensitivity gap, the interest rate-sensitivity gap ratio and the cumulative interest rate-sensitivity gap ratio. The table also sets forth the time periods in which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. However, the table does not necessarily indicate the impact of general interest rate movements on the net interest margin as the repricing of various categories of assets and liabilities is subject to competitive pressures and the needs of our customers. In addition, various assets and liabilities indicated as repricing within the same period may in fact, reprice at different times within such period and at different rates.

	Within Three Months	After Three Months but Within One Year	After One Year but Within Five Years	After Five Years	Total
			(Dollars in Thousands)		
Interest-earning assets:					
Interest-bearing deposits in banks	$ 1,266	$ -	$ -	$ -	$ 1,266
Federal funds sold	29,411	-	-	-	29,411
Securities	498	2,493	10,684	8,565	22,240
Loans	193,389	9,386	27,252	353	230,380
	224,564	11,879	37,936	8,918	283,297
Interest-bearing liabilities:					
Interest-bearing demand deposits	28,738	-	-	-	28,738
Savings	1,936	-	-	-	1,936
Certificates of deposit	50,467	128,770	19,032	-	198,269
Other borrowings	15,669	-	10,800	2,000	28,469
	96,810	128,770	29,832	2,000	257,412
Interest rate sensitivity gap	$ 127,754	$ (116,891)	$ 8,104	$ 6,918	
Cumulative interest rate sensitivity gap	$ 127,754	$ 10,863	$ 18,967	$ 25,885	
Interest rate sensitivity gap ratio	2.32	.09	1.27	4.46	
Cumulative interest rate sensitivity gap ratio	2.32	1.05	1.07	1.10	

SELECTED FINANCIAL INFORMATION AND STATISTICAL DATA

The tables and schedules on the following pages set forth certain significant financial information and statistical data with respect to:

- Distribution of our assets, liabilities and stockholders' equity, and the interest rates we experience;
- Our investment portfolio;
- Our loan portfolio, including types of loans, maturities, and sensitivities of loans to changes in interest rates and information on nonperforming loans;
- Summary of our loan loss experience and allowance for loan losses;
- Types of deposits; and
- Return on equity and assets.

DISTRIBUTION OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY: INTEREST RATES AND INTEREST DIFFERENTIALS

Average Balances

The condensed average balance sheet for the years indicated is presented below. (1)

	Years Ended December 31,	
	2006	2005
	(Dollars in Thousands)	
ASSETS		
Cash and due from banks	$ 3,430	$ 5,245
Interest-bearing deposits in banks	955	1,004
Taxable securities	18,981	17,375
Tax exempt securities	4,188	4,509
Securities valuation account	(425)	(119)
Federal funds sold	21,199	15,519
Loans (2)	207,717	180,570
Allowance for loan losses	(2,568)	(2,180)
Other assets	10,202	11,092
	$ 263,679	$ 233,015
Total interest-earning assets	$ 253,040	$ 218,977
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 18,396	$ 15,708
Interest-bearing demand	28,875	33,279
Savings	2,306	2,118
Time	164,400	136,697
Total deposits	213,977	187,802
Other borrowings	28,355	27,581
Other liabilities	3,869	3,258
Total liabilities	246,201	218,641
Stockholders' equity	17,478	14,374
	$ 263,679	$ 233,015
Total interest-bearing liabilities	$ 223,936	$ 199,675

(1) For each category, average balances were determined using the daily average balances during the year.

(2) Nonaccrual loans included in average loans for 2006 and 2005 were $94,000 and $420,000, respectively.

Interest Income and Interest Expense

The following tables set forth the amount of our interest income and interest expense for each category of interest-earning assets and interest-bearing liabilities and the average interest rate for total interest-earning assets and total interest-bearing liabilities, net interest spread and net yield on average interest-earning assets.

	Years Ended December 31,			
	2006		2005	
	Interest	Average Rate	Interest	Average Rate
	(Dollars in Thousands)			
INTEREST INCOME:				
Interest and fees on loans (1)	$ 19,154	9.22%	$14,905	8.25%
Interest on deposits in banks	47	4.92	34	3.39
Interest on taxable securities	835	4.40	717	4.13
Interest on tax exempt securities	162	3.87	174	3.86
Interest on federal funds sold	1,017	4.80	509	3.28
Total interest income	21,215	8.38	16,339	7.46
INTEREST EXPENSE:				
Interest on interest-bearing demand deposits	757	2.62	628	1.89
Interest on savings deposits	18	.78	12	.57
Interest on time deposits	7,850	4.77	4,653	3.40
Interest on other borrowings	1,643	5.79	1,307	4.74
Total interest expense	10,268	4.59	6,600	3.31
NET INTEREST INCOME	10,947		$ 9,739	
Net interest spread		3.79%		4.15%
Net yield on average interest-earning assets		4.33%		4.45%

(1) Interest and fees on loans includes $824,000 and $1,353,000 of loan fee income for the years ended December 31, 2006 and 2005, respectively. Interest income recognized on nonaccrual loans during 2006 and 2005 was $40,000 and $10,000, respectively.

Rate and Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected our interest income and expense during the year indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Years Ended December 31, 2006 vs. 2005 Changes Due To:		
	Rate	Volume	Net
	(Dollars in Thousands)		
Increase (decrease) in:			
Income from interest-earning assets:			
Interest and fees on loans	$ 1,861	$ 2,388	$ 4,249
Interest on taxable securities	49	69	118
Interest on tax exempt securities	-	(12)	(12)
Interest on federal funds sold	284	224	508
Interest on deposits in banks	15	(2)	13
Total interest income	2,209	2,667	4,876
Expense from interest-bearing liabilities:			
Interest on interest-bearing demand deposits	220	(91)	129
Interest on savings deposits	5	1	6
Interest on time deposits	2,127	1,070	3,197
Interest on other borrowings	298	38	336
Total interest expense	2,650	1,018	3,668
Net interest income	$ (441)	$ 1,649	$ 1,208

INVESTMENT PORTFOLIO

Types of Investments

The carrying amounts of securities at the dates indicated, which are all classified as available-for-sale, are summarized as follows:

	December 31,	
	2006	2005
	(Dollars in Thousands)	
U.S. Government sponsored agencies	$ 14,399	$ 12,959
Mortgage-backed securities	3,099	2,438
Municipal securities	4,742	4,689
Restricted equity securities	1,741	1,640
	$ 23,981	$ 21,726

Maturities

The amounts of debt securities, including the weighted average yield in each category as of December 31, 2006 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through five years, (3) after five through ten years and (4) after ten years. Equity securities are not included in the table because they have no contractual maturity.

	One year or less		After one through five years		After five through ten years	
	Amount	Yield (1)	Amount	Yield (1)	Amount	Yield (1)
U.S. Government agencies	$1,977	3.42%	9,066	3.90%	3,356	5.08%
Mortgage-backed securities	-	-	895	4.12%	436	4.50%
Municipals	-	-	1,203	4.46%	1,740	3.63%
	$1,977	3.42%	$11,164	3.98%	$5,532	4.58%

	After ten years		Total	
	Amount	Yield (1)	Amount	Yield (1)
U.S. Government agencies-	-	-%	14,399	4.11%
Mortgage-backed securities	1,768	4.79%	3,099	4.56%
Municipals	1,799	4.61%	4,742	4.21%
	$3,567	4.70%	$22,240	4.19%

(1) The weighted average yields were computed using coupon interest, adding discount accretion or subtracting premium amortization, as appropriate, on a ratable basis over the life of each security.

LOAN PORTFOLIO

Types of Loans

The amounts of loans outstanding at the indicated dates are shown in the following table according to the type of loan.

	December 31, 2006	December 31, 2005
	(Dollars in Thousands)	
Commercial	$ 14,472	$ 14,792
Real estate-construction	123,836	96,376
Real estate-mortgage	89,515	80,595
Consumer installment loans and other	2,979	2,729
	230,802	194,492
Deferred loan fees	(422)	(312)
Less allowance for loan losses	(2,977)	(2,305)
Net loans	$ 227,403	$ 191,875

Maturities and Sensitivities of Loans to Changes in Interest Rates

Total loans as of December 31, 2006 are shown in the following table according to contractual maturity classifications (1) one year or less, (2) after one through five years, and (3) after five years.

	(Dollars in Thousands)
Commercial	
One year or less	$ 7,476
After one through five years	6,996
After five years	-
	14,472
Construction	
One year or less	118,011
After one through five years	5,555
After five years	270
	123,836
Other	
One year or less	33,593
After one through five years	55,494
After five years	3,407
	92,494
	$ 230,802

The following table summarizes loans at December 31, 2006 with the due dates after one year that have predetermined and floating or adjustable interest rates.

	(Dollars in Thousands)
Predetermined interest rates	$ 30,374
Floating or adjustable interest rates	41,348
	$ 71,722

Risk Elements

Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2006 and 2005 is as follows:

	December 31, 2006	December 31, 2005
	(Dollars in Thousands)	
Nonaccrual loans	$ -	$ 179
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	832	27
Restructured loans	-	-
Potential problem loans	5,247	498
Interest income that would have been recorded on nonaccrual and restructured loans under original terms	28	18
Interest income that was recorded on nonaccrual and restructured loans	20	10

Potential problem loans are defined as loans about which we have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may cause the loan to be placed on nonaccrual status, to become past due more than ninety days, or to be restructured.

It is our policy to discontinue the accrual of interest income when, in the opinion of management, collection of interest becomes doubtful. This status is accorded interest when (1) there is a significant deterioration in the financial condition of the borrower and full repayment of principal and interest is not expected and (2) the principal or interest is more than ninety days past due, unless the loan is both well-secured and in the process of collection.

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention that have not been included in the table above do not represent or result from trends or uncertainties that management reasonably expects will materially impact future operating results, liquidity, or capital resources. These classified loans do not represent material credits about which management is aware of any information that causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

SUMMARY OF LOAN LOSS EXPERIENCE

The following table summarizes average loan balances for the year determined using the daily average balances during the period of banking operations; changes in the allowance for loan losses arising from loans charged off; recoveries on loans previously charged off; additions to the allowance which have been charged to operating expense; and the ratio of net charge-offs during the year to average loans.

	Years Ended December 31,	
	2006	2005
	(Dollars in Thousands)	
Average amount of loans outstanding	$ 207,717	$ 180,570
Balance of allowance for loan losses at beginning of year	$ 2,305	$ 1,987
Loans charged off		
Real estate construction	(61)	-
Real estate mortgage	-	(405)
Installment	(4)	(3)
	(65)	(408)
Loans recovered		
Real estate mortgage	97	714
Installment	19	13
	116	727
Net (charge-offs) recoveries	51	319
Additions to (deletions from) allowance charged to operating expense during year	621	(1)
Balance of allowance for loan losses at end of year	$ 2,977	$ 2,305
Ratio of net loans (charged off) recovered during the year to average loans outstanding	.02%	.18%

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that is deemed appropriate by management to adequately cover all known and inherent risks in the loan portfolio. Our evaluation of the loan portfolio includes a periodic review of loan loss experience, current economic conditions that may affect the borrower's ability to pay and the underlying collateral value of the loans.

As of December 31, 2006 and 2005, we had made no allocations of our allowance for loan losses to specific categories of loans. Based on management's best estimate, the allocation of the allowance for loan losses to types of loans, as of the indicated dates, is as follows:

	December 31, 2006		December 31, 2005	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in Thousands)			
Commercial	$ 90	3%	$ 207	9%
Real estate – construction	1,591	53	932	40
Real estate – mortgage	1,284	43	1,128	49
Consumer installment loans and other	12	1	38	2
	$2,997	100%	$2,305	100%

DEPOSITS

Average amount of deposits and average rates paid thereon, classified as to noninterest-bearing demand deposits, interest-bearing demand deposits, savings deposits, and time deposits are presented below. (1)

	Years Ended December 31,			
	2006		2005	
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)			
Noninterest-bearing demand deposits	$ 18,396	-%	$ 15,708	-%
Interest-bearing demand deposits	28,875	2.62%	33,279	1.89%
Savings Deposits	2,306	.78%	2,118	.57%
Time deposits	164,400	4.77%	136,697	3.40%
	$ 213,977		$187,802	

(1) Average balances were determined using the daily average balances.

The amounts of time certificates of deposit issued in amounts of $100,000 or more as of December 31, 2006 are shown below by category, which is based on time remaining until maturity of (1) three months or less, (2) over three through six months, (3) over six through twelve months, and (4) over twelve months.

	(Dollars in Thousands)
Three months or less	$ 41,151
Over three months through six months	10,950
Over six through twelve months	92,420
Over twelve months	9,292
Total	$ 153,813

RETURN ON ASSETS AND STOCKHOLDERS' EQUITY

The following rate of return information for the year indicated is presented below.

	Years Ended December 31,	
	2006	2005
Return on assets (1)	1.11%	1.11%
Return on equity (2)	16.71%	17.96%
Dividend payout ratio (3)	-	-
Equity to assets ratio (4)	6.63%	6.17%

(1) Net income divided by average total assets.
(2) Net income divided by average equity.
(3) Dividends declared per share of common stock divided by net income per share.
(4) Average equity divided by average total assets.

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